SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

                                  ----------

                               Amendment No. 1

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 4, 2005



                        i-CABLE Communications Limited
          ----------------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
          ----------------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F           X               Form 40-F
                        -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                                 No                  X
                        -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

The press release below was previously filed with the U.S. Securities and Exchange Commission on Form 6-K on February 4, 2005, with the date of the press release incorrectly stated. This Amendment No. 1 is hereby submitted to correct the mistake.



Press release

                   i-CABLE to Launch Film Production Project
                   -----------------------------------------


(Hong Kong, February 3, 2005) i-CABLE Communications Limited (i-CABLE) announced today that it will embark on film production project to produce up to 20 full length feature films in the next two years.


The new venture represents a logical and significant step in advancing i-CABLE's ongoing strategy, starting with the launch of the Cable
Entertainment News and Horizon channels, to further invest in the entertainment content business to enhance its growth.

Led by Mr Siuming Tsui, Executive Director of i-CABLE subsidiary Hong Kong Cable Television Limited and an experienced film producer and director, i-CABLE is partnering with Mr William Kong, Executive Director of EDKO Films Ltd., Hong Kong's leading movie production and distribution company that has produced highly acclaimed movies, such as "Crouching Tiger Hidden Dragon," for distribution of the films.

i-CABLE is also actively talking to other potential partners with proven track record in the film industry on joint production projects.

Commenting on the new plan, Mr Tsui said he saw the present doldrums of local film production as an opportune time to enter the film market for a variety of reasons.

"First, we see the long term prospects of Chinese films in both the Mainland and international markets to be positive. CEPA will allow us wider access to the Mainland market which will have significant potential for growth as it further opens up, with rising standard of living, increasing demand for entertainment, and improved intellectual property protection," he said.

"The film industry has been plagued by dwindling production projects brought by pirated copies and online download. This results in a lack of quality film productions and box office hits rock bottom. The present doldrums intimidate investors and this vicious cycle has already set off an alarm for the industry," Mr Tsui said

"But we think the present down cycle environment presents a strategically opportune time for us to enter into the market as there is an ample supply of talents which we can access," adding that i-CABLE enjoys the strategic advantage as the only local studio with Pay TV operations, a channel with PRC/overseas distribution and broadband multimedia presence.



"As an integral part of our cross-media assets, movies will enjoy i-CABLE's unique marketing platform to reach Hong Kong, China and other overseas markets," said Mr Tsui.

"We will introduce corporate management to add value to production creativity and marketing flair. The new venture will be managed as professionally and prudently as we do for our existing businesses," he added.

"Our investment in films will be carefully evaluated on a project by project basis and closely monitored in terms of both quality and budget control. We look forward to working with both big and independent production houses. A portfolio approach to film production will also reduce the impact of under-performance of individual films," he added.

Mr. Tsui also highlighted the importance of working with experienced distributor to ensure that the films could reach both the local cinemas and viewer all over the world. "We are therefore extremely honored to have Mr William Kong, who operates Hong Kong's top film production and distribution company, as our partner," he added.

Commenting on the partnership, Mr Kong said he is equally delighted for the co-operation with i-CABLE and described the project as a historic alliance between television and film industry. "I am sure this co-operation will herald a brand new phase for the local film industry. I keenly look forward to the works produced by i-CABLE, and I anticipate even more eagerly to see the stimulation and positive influence that this involvement of i-CABLE will bring to our industry."


For further information, please contact :
Mr Garmen Chan
Vice President, External Affairs
Tel : 2112 6254
E-mail : gchan@cabletv.com.hk

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                    i-CABLE Communications Limited


                                    By: /s/ Samuel Wong
                                        ------------------------------
                                        Name:   Samuel Wong
                                        Title:  Chief Financial Officer

Dated: February 8, 2005